FOR IMMEDIATE RELEASE

                      SHERWIN-WILLIAMS' ATTEMPT TO HALT
                           GROW GROUP AUCTION FAILS

                    New York, New York, May 18, 1995. Grow Group, Inc. ("Grow") (NYSE: GRO) announced today that a Justice of the New York State Supreme Court, after a hearing this afternoon, rejected Sherwin-Williams' attempt to delay the bidding process established by Grow's Board of Directors earlier this week.

                    Yesterday, Grow announced that final bids from Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams") are due by 12:00 Noon, on Sunday, May 21, 1995. In a letter to both ICI and Sherwin-Williams, Grow stated that the bidding process would be "conducted in a fair, impartial and orderly manner."

                    Russell Banks, Grow's President and Chief
          Executive Officer, stated: "By rejecting Sherwin-Williams' attempt to delay the bidding process, the Court has cleared the way for both ICI and Sherwin-Williams to submit their best and final proposals this Sunday. This process is designed to maximize value, and our shareholders can only benefit from an orderly bidding process and prompt determination of the winning bid."

          EDITOR'S NOTE:

                    On May 1, 1995, Grow announced that it entered into a definitive merger agreement with ICI pursuant to which ICI has commenced a tender offer to purchase all outstanding shares of Grow's Common Stock for $18.10 per share. On May 8, 1995, Sherwin-Williams commenced a $19.50 per share cash tender offer for all outstanding shares of Grow Common Stock.